UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report (Date of earliest event reported): September 19, 2022

Otis Gallery LLC
(Exact name of issuer as specified in its charter)

Delaware	37-1921598
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

6 Harrison Street, 5th Floor, New York, NY 10013
(Full mailing address of principal executive offices)

201-479-4408
(Issuer’s telephone number, including area code)

Series #KW, Series Drop 002, Series Drop 003, Series Drop 004, Series Drop 005, Series Drop 008, Series Drop 009, Series Drop 010, Series Gallery Drop 011, Series Gallery Drop 012, Series Gallery Drop 013, Series Gallery Drop 014, Series Gallery Drop 015, Series Gallery Drop 016, Series Gallery Drop 017, Series Gallery Drop 018, Series Gallery Drop 019, Series Gallery Drop 020, Series Gallery Drop 021, Series Gallery Drop 022, Series Gallery Drop 023, Series Gallery Drop 024, Series Gallery Drop 025, Series Gallery Drop 026, Series Gallery Drop 027, Series Gallery Drop 028, Series Gallery Drop 029, Series Gallery Drop 030, Series Gallery Drop 031, Series Gallery Drop 032, Series Gallery Drop 033, Series Gallery Drop 034, Series Gallery Drop 035, Series Gallery Drop 036, Series Gallery Drop 037, Series Gallery Drop 038, Series Gallery Drop 039, Series Gallery Drop 040, Series Gallery Drop 041, Series Gallery Drop 042, Series Gallery Drop 043, Series Gallery Drop 044, Series Gallery Drop 045, Series Gallery Drop 046, Series Gallery Drop 047, Series Gallery Drop 048, Series Gallery Drop 049, Series Gallery Drop 050, Series Gallery Drop 051, Series Gallery Drop 052, Series Gallery Drop 053, Series Gallery Drop 054, Series Gallery Drop 055, Series Gallery Drop 056, Series Gallery Drop 057, Series Gallery Drop 058, Series Gallery Drop 059, Series Gallery Drop 060, Series Gallery Drop 061, Series Gallery Drop 062, Series Gallery Drop 063, Series Gallery Drop 064, Series Gallery Drop 065, Series Gallery Drop 066, Series Gallery Drop 067, Series Gallery Drop 068, Series Gallery Drop 069, Series Gallery Drop 070, Series Gallery Drop 071, Series Gallery Drop 072, Series Gallery Drop 073, Series Gallery Drop 074, Series Gallery Drop 075, Series Gallery Drop 076, Series Gallery Drop 077, Series Gallery Drop 078, Series Gallery Drop 079, Series Gallery Drop 080, Series Gallery Drop 082, Series Gallery Drop 083, Series Gallery Drop 086, Series Gallery Drop 089, Series Gallery Drop 091, Series Gallery Drop 093, Series Gallery Drop 094, Series Gallery Drop 095, Series Gallery Drop 096, Series Gallery Drop 097, Series Gallery Drop 098, Series Gallery Drop 099, Series Gallery Drop 100, Series Gallery Drop 101, Series Gallery Drop 102, Series Gallery Drop 103, Series Gallery Drop 104, Series Gallery Drop 105, Series Gallery Drop 107, Series Gallery Drop 108, Series Gallery Drop 109, Series Gallery Drop 110, Series Gallery Drop 111, Series Gallery Drop 112, Series Gallery Drop 113, Series Gallery Drop 114, Series Gallery Drop 115, Series Gallery Drop 116, Series Gallery Drop 117, Series Gallery Drop 119, Series Gallery Drop 121, Series Gallery Drop 122, Series Gallery Drop 123
(Title of each class of securities issued pursuant to Regulation A)

Item 9
Other Events
Liquidity Platform Update
Otis Wealth, Inc. (the “Manager”), the manager of Otis Gallery LLC, a Delaware series limited liability company (the “Company”), is a wholly owned subsidiary of Public Holdings, Inc., a Delaware corporation (“Public”). Public operates the web- and mobile app-based platform called Public.com (the “Public Platform”).
The Public Platform will, on the date communicated through the Public Platform, enable investors to buy and sell membership interests in series of the Company (“interests”) via the Public Private Execution Network Alternative Trading System (the “PPEX ATS”) operated by North Capital Private Securities Corporation (“North Capital”). As of the date hereof, the PPEX ATS is the sole trading platform approved by the Manager for secondary transfers of interests (for the avoidance of doubt, transfers may occur outside of a trading platform). As of September 16, 2022, no further secondary transactions are able to be submitted through the mobile app-based platform called Otis operated by our Manager.
Secondary transactions submitted through the Public Platform will be executed by Dalmore Group, LLC (“Dalmore”). In connection therewith, Dalmore receives a commission of up to 5% of the gross proceeds (up to 2.5% from the buyer and up to 2.5% from the seller involved in a transaction) from sales of interests on the Public Platform, such specific percentage as disclosed on the Public Platform. These fees are subject to change, as further disclosed on the Public Platform. For the avoidance of doubt, the Company is not responsible for these fees.
Safe Harbor Statement
This Current Report on Form 1-U may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “anticipates,” “believes,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “might,” “plans,” “possible,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” “would” and similar expressions and variations, or comparable terminology, or the negatives of any of the foregoing, may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Such forward-looking statements are subject to various risks and uncertainties. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should be considering in conjunction with the cautionary statements that are included in our filings with the Commission. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

EXHIBITS
The following exhibits are filed herewith:
Exhibit No.	Description
6.1.4.2	Amendment No. 1 to Secondary Market Transactions Engagement Letter, dated September 16, 2022, between Otis Gallery LLC and Dalmore Group, LLC

SIGNATURES
Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 19, 2022	OTIS GALLERY LLC By: Otis Wealth, Inc., its managing member

/s/ Keith Marshall
Name: Keith Marshall
Title: President, Secretary, Treasurer & Sole Director